SCHEDULE 13G
Amendment No.
Name of Issuer: AmeriCredit Corp.
Title of Class of Securities: Common Stock
CUSIP Number: 03060R101
Item 1: Reporting Person: Wasatch Advisors, Inc. 87-0319391
Item 2: Check Box If Member of Group: Not Applicable
Item 3: SEC Use
Item 4: Place of Organization: Utah
Items 5-8: Number of Shares Owned With:
Item 5: Sole Voting Power: 11,189,330
Item 6: Shared Voting Power: 0
Item 7: Sole Dispositive Power: 11,189,330
Item 8: Shared Dispositive Power: 0
Item 9: Aggregate Amount Owned: 11,189,330
Item 10: Check Box If Aggregate Amount Excludes Certain Shares: N/A
Item 11: Percent of Class Owned: 13.3%
Item 12: Type of Reporting Person: IA

Item 1(a): Name of Issuer: AmeriCredit Corp.
Item l(b): Address of Issuer:
801 Cherry Street, Suite 3900, Fort Worth, TX 76102
Item 2(a): Name of Person Filing: Wasatch Advisors, Inc.
Item 2(b): Address: 150 Social Hall Avenue, Salt Lake City, UT 84111
Item 2(c): Citizenship: Not Applicable
Item 2(d): Title of Class of Securities: Common Stock
Item 2(e): CUSIP Number: 03232P405
Item 3(e): Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
Item 4(a): 	Amount Owned: 11,189,330
Item 4(b): 	Percent of Class Owned: 13.3%
Item 4(c)(i): Sole Voting Power: 11,189,330
Item 4(c)(ii): Shared Voting Power: 0
Item 4(c)(iii): Sole Dispositive Power: 11,189,330
Item 4(c)(iv): Shared Dispositive Power: 0
Item 5: Check Box If Ownership Is 5% or Less of Class: [ ]
Item 6. Ownership of More Than 5% on Behalf of Another Person: N/A
Item 7: Identification of Subsidiary: Not Applicable
Item 8: Identification of Members of Group: Not Applicable
Item 9: Notice of Dissolution of Group: Not Applicable
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 31, 2002.
Date: 02/14/02
Signature: /s/Jeff S. Cardon
Name/Title: Jeff S. Cardon/President